

A LETTER FROM STARBOARD VALUE

April 11, 2018

Dear Fellow Newell Shareholders,

Today we are asking you to elect four new, highly-qualified directors to the Newell Brands Inc. ("Newell" or the "Company") Board of Directors (the "Board") at the upcoming 2018 Annual Meeting of Stockholders (the "2018 Annual Meeting") on our **BLUE** proxy card. Shareholders have suffered through a prolonged period of poor financial performance and terrible corporate governance. The stock price has been almost cut in half over the last two years and approximately $10 billion of value has been destroyed. Over the past year alone, management has reduced its financial outlook *three* times causing the stock price to plummet, resulting in the destruction of billions of dollars in shareholder value. Shareholders were offered a long list of excuses while operating performance continued to deteriorate. Furthermore, during this period, *five* directors, in three different waves, resigned from the Board, which is extremely rare and virtually unprecedented for a public company of Newell's size. For these reasons, this past January, we embarked on a campaign to create positive change at Newell in order to improve corporate governance, enhance oversight of the Company's strategy, and provide much needed accountability to shareholders.

In an attempt to stymie our efforts to address Newell's shortcomings and bring about the right changes, the Company entered into a hastily constructed and clearly suboptimal "cooperation" agreement to hand over almost half of the Board to Carl Icahn. Unfortunately, instead of enacting the right change at Newell, Carl Icahn chose to place *three* of his direct representatives on the Board and two other "independent" directors, one of whom has no public board experience and graduated from the same college in the same year as Brett Icahn, another Newell director appointed by Carl Icahn. Make no mistake – this agreement was clearly a desperate attempt to hand outsized influence to one shareholder in order to entrench management and disenfranchise shareholders. The Company was hoping this "cooperation" agreement would be enough to placate the shareholders by arguing that it represented meaningful change. However, at this critical juncture, shareholders deserve more than just the appearance of "change." Our singular objective is to bring about the *right* change at Newell to restore credibility and accountability and ensure that the most qualified directors are overseeing the transformation plan and serving the best interests of ALL shareholders in the boardroom.

THIS IS A CRITICAL TIME FOR NEWELL AND WE NEED THE BEST BOARD POSSIBLE

At this critical time for Newell, it is crucial for the Company to have a well-functioning, highly capable, and truly independent Board. The Company has been mismanaged and has badly missed expectations over the past two years. The next year is crucial for Newell. In addition to revamping its oversight of the Company, the Board will also be focused on executing an ambitious divestiture plan for assets representing nearly half of the Company.

During this period the Board will have several key tasks:

- ➢ **Divestiture Review**: evaluate asset sales for a significant number of its brands, while simultaneously establishing a parallel path to maximize the value of each brand on a standalone basis, and objectively comparing the two alternatives;

- ➢ **Operational Improvements**: review and approve a new management plan for improved integration and operation of the remaining businesses; and

- ➢ **Management Accountability**: evaluate management's performance and hold them accountable for performance.

Undoubtedly, this would be a daunting task for any management team or Board. Therefore, shareholders need to have confidence that we have the best qualified and most independent Board in order to have the greatest chance at successfully accomplishing these goals. We need to ensure that the Board members are free from intimate ties to any one shareholder who may have a different agenda and an established voting bloc.

Newell possesses an enviable portfolio of market-leading brands, and, at its core, is a great company. But great companies need great boards, and we believe Newell, its shareholders, and its employees deserve the best possible Board.

THE NEWELL BOARD REQUIRES CHANGE THAT BENEFITS ALL SHAREHOLDERS

Given the recent "cooperation" agreement with Carl Icahn, we believe that the Company reluctantly accepted the fact that significant change was inevitable. It is apparent to us that they only realized that significant change was inescapable based on the support and reaction of shareholders when we came forward. However, the Company's ultimate acceptance of "change" does not mean the "cooperation" agreement with Carl Icahn represents the right "change." Handing over such significant representation to one shareholder through several direct representatives during this critical time is not the answer – it is desperation and self-preservation. In fact, based on our research, since January 1, 2013, out of approximately 377 settlements for board representation recorded by SharkRepellent.net, only two other settlements involved three direct representatives from one shareholder.[1] Yet, the Newell Board decided that this was the correct course of action even though Carl Icahn had not even nominated a single director for election to the Board at the 2018 Annual Meeting.

It is not just about change; it is about the *right* change, and we strongly believe that the recent "cooperation" agreement does not benefit shareholders. In fact, the provisions of the "cooperation" agreement frustrate the fundamental ability and right of shareholders to elect the directors who they believe will best represent their interests. We believe it is abundantly clear that the recent "cooperation" agreement was a thinly-veiled attempt at self-preservation and entrenchment by the Newell management team and the remaining incumbent Board members. Furthermore, while we understand the merits of shareholder representation on the Board, we firmly believe that three direct representatives – and one additional ancillary associate with no prior public

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[1] FactSet Research Systems Inc. Information based on a search of the SharkRepellent.net database on March 29, 2018 for all reported settlements involving board representation since January 1, 2013.

board experience and direct ties to that shareholder representative – from *any* shareholder group is unnecessary and, frankly, dangerous given the Board's past issues with alienation of directors and the critical nature of the evaluation and transformation needed at Newell.

We need a highly experienced Board comprised of industry experts who are independent and capable of making the best decisions for ALL shareholders. One shareholder having three direct representatives is completely inappropriate and unacceptable. The director nominees we have proposed, if elected, would be able to work with the other independent Board members to objectively review the sale processes and closely examine the evolving business plans of the ongoing operations. Given their significant operating experience, our director nominees will be able to compare the after-tax value of an asset sale with an objective assessment of the asset's operating potential to decide what is best for long-term shareholder value creation. We believe the Newell Board requires directors who possess diversity of thought and diversity of experience to best evaluate, oversee, and govern the Company during this critical time when major changes are occurring and major analysis is being conducted that will significantly affect Newell's future.

WE ARE SEEKING YOUR SUPPORT TO REPLACE 4 DIRECTORS, INCLUDING 3 OF 5 REPRESENTATIVES OF CARL ICAHN

We are asking you to elect our director nominees – Pauline Brown, Gerardo ("Gerry") Lopez, Bridget Ryan Berman, and Robert ("Rob") Steele – in place of three of the five directors selected by Carl Icahn – specifically, David Atchison, Andrew Langham, and Courtney Mather – and Michael Todman, the former Chairman of the Nominating/Governance Committee. We believe our director nominees are more qualified and independent, and that there is no reason for so many directors to be directly affiliated with one shareholder.

- ➢ Mr. Langham is an employee of Icahn Enterprises L.P.
- ➢ Mr. Mather is an employee of Icahn Capital.
- ➢ Mr. Atchison has no public board experience, and graduated from the same university in the same year as Brett Icahn.
- ➢ Mr. Todman is the former Chairman of the Nominating/Governance Committee where he presided over the mass exodus of incumbent directors, participated in the Chairman's Executive Committee, and is directly responsible for thwarting shareholder rights through the hasty "cooperation" agreement with Carl Icahn.

We are not seeking to replace Carl Icahn's son, Brett Icahn, as a director, as we do believe it is appropriate to have a direct shareholder representative in the boardroom, but no shareholder should need three or four direct representatives on the Board. We believe the changes we are proposing will not only create a better functioning Board with the most qualified and diverse directors, but will also prevent a 'voting bloc' of handpicked directors by Carl Icahn.

We believe that we have selected outstanding and truly independent director nominees with relevant industry perspective, who collectively possess significant experience and complementary skillsets to Newell's business and challenges. None of them have affiliations with Starboard and each is committed to joining the Board solely to represent the best interests of ALL shareholders. We are confident that after reading the summarized biographies of these individuals below, you will find them to be far more experienced, far more diverse, and far more qualified to oversee Newell while advising and holding management accountable during this extremely critical period.

NEWELL IS A GREAT COMPANY, BUT HAS BEEN MISMANAGED AND POORLY GOVERNED

We continue to believe that Newell is a valuable company with outstanding assets and brands. Unfortunately, due to a protracted period of mismanagement and poor Board oversight, operating results have deteriorated, which resulted in management breaking numerous operational promises to shareholders. As illustrated below, this poor execution has led to consistent underperformance versus consensus expectations and several financial guidance reductions.

Earnings Surprise History – Last 3 Quarters

	Revenue vs. Consensus	EBITDA vs. Consensus	EPS vs. Consensus	FY EPS Guidance vs. Consensus(1)	Missed On:	Stock Price Reaction
Q2 2017 Earnings	2.0%	(3.3%)	0.1%	(0.7%)	EBITDA & Guidance	(3.6%)
Revised Guidance				(3.7%)	Guidance	(3.5%)
Q3 2017 Earnings	(0.7%)	(11.8%)	(6.9%)	(5.7%)	Revenue, EBITDA, EPS & Guidance	(26.8%)
Q4 2017 Earnings(2)	(1.1%)	(20.0%)	(8.3%)	N/A	Revenue, EBITDA, & EPS	(20.6%)(3)

Source: Bloomberg; Company filings; Starboard estimates; Wall Street estimates
(1) Based on FY2017 EPS consensus estimate per Bloomberg prior to Newell issuing or updating its FY2017 guidance
(2) Consensus estimates prior to announcement of preliminary results on January 25, 2018
(3) Stock price reaction on January 25, 2018 (day of Newell announcement of preliminary 2017 results)

Unfortunately, shareholders have suffered greatly during this period as Newell significantly underperformed both the market and the industry benchmark, and destroyed billions of dollars of shareholder value in a positive market environment.



Newell Share Price Performance
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
Apr. 16
Jul. 16
Oct. 16
Jan. 17
Apr. 17
Jul. 17
Oct. 17
Jan. 18
+29%
+7%
(35%)
64% Underperformance
Newell Brands
S&P 500
DJ U.S. Consumer Goods

Source: Capital IQ; Stock price performance from April 18, 2016 (first day of trading as a combined company following Jarden Corporation acquisition) to February 8, 2018 (last closing day before Newell confirmed receipt of Starboard's director nominations)

Furthermore, corporate governance has been terrible and, we believe, there has been serious dysfunction with the Board, resulting in the resignation of five incumbent Newell directors at three different times over the past several months. This sequence of events is truly astonishing. Yet, even more extraordinary is that Kevin Conroy, a former long-tenured independent director, offered the following public quote in response to the Company's assertion that he resigned for personal reasons:

> *"I resigned because I do not believe that the current course is the optimal path forward for the company [Newell]. I am not comfortable with recent events and have come to believe that change is needed."*

We believe that the numerous director resignations were both a vote of no confidence in the current direction of the Company, and, simultaneously, a sign to shareholders of support for change.

At the root of many of the issues facing Newell is the functioning of the Board. Historically, the Board has operated with a Chairman's Executive Committee composed of a select group of five Board members, including Mr. Todman. These types of board factions can result in problematic governance where certain board members are excluded from key decision-making. We believe that this could have been one of the reasons for the *five* recent director resignations, as none of these directors were members of the Executive Committee. This "board within a board" construct is a highly problematic governance practice which serves to disenfranchise the other board members, who are not in the inner circle, and prevents them from carrying out their fiduciary duties to shareholders. This is truly appalling from a corporate governance standpoint and not in the best interest of shareholders, the Company, or its employees.

The "cooperation" agreement with Carl Icahn, unfortunately, was not a change for the better as one serious governance problem was substituted with a potentially more dangerous voting bloc. We, as shareholders, know better. We are seeking your support to fix the governance at Newell so that the Board can function properly without undue influence from one group of directors and with full and transparent disclosure to all members. We deserve a Board of highly talented, truly independent members who will represent the best interests of ALL shareholders.

Simply put – shareholders deserve better. We deserve a fully independent board of highly qualified Board members who are representing the interests of ALL shareholders. Through this election contest, and with your support by voting on our **BLUE** proxy card, our four candidates can work to fix issues that have plagued Newell for too long. **The time for *real* change is *now***.

WE ARE PROPOSING THE *RIGHT* CHANGE – DIVERSE AND EXPERIENCED BOARD MEMBERS

We believe that we are proposing the *right* change required to fix the current untenable situation at Newell, and remove the dangerous voting bloc, through the nomination of four highly credible and experienced independent directors. Our director nominees bring true diversity to the Board, including diversity of thought and experience. We are not putting forward any Starboard Value representatives as we believe that one direct shareholder representative is enough. However, we are proposing highly qualified and successful operators who understand what is required to oversee a successful turnaround of Newell and position the Company for long-term shareholder value creation.

All of our director nominees have had successful careers, possess strong reputations in their chosen fields, and have served on numerous public company boards. As you can see below, they bring unique perspectives and skillsets that are directly relevant to Newell's business and challenges.



Pauline J. Brown
Significant consumer brand management and strategy experience, including serving as the Chairman of North America at LVMH and Managing Director at The Carlyle Group



Bridget Ryan Berman
Substantial e-commerce and brand experience having helped oversee the strategies and operations of some of the leading brands in the world



Gerardo (Gerry) I. Lopez
Over three decades of experience in consumer-focused industries, including as CEO of Extended Stay America, CEO of AMC Entertainment, and EVP of Starbucks



Robert A. Steele
Extensive consumer executive management experience, including serving as Vice Chairman of Procter & Gamble's Global Health and Well-Being

Pauline Brown has more than 25 years of experience in consumer brand management, strategy, and private equity. She was previously the Chairman of North America for LVMH Moët Hennessy Louis Vuitton, where she focused on strengthening the US performance for dozens of luxury brands. Prior to LVMH, Pauline was a Managing Director at The Carlyle Group, where she focused on the consumer and retail sectors. She was also the Senior Vice President of Corporate Strategy and Global Business Development at Avon, where she was responsible for driving key components of a major turnaround plan and exploring and evaluating business opportunities to reach new markets and customers. Newell will need the guidance of an executive who has both helped oversee a major transformation and strengthened core brand performance. Pauline has also served on the board of Del Frisco's Restaurant Group.

Gerry Lopez is an executive with over three decades of experience in consumer-focused industries. He has served as President and CEO of Extended Stay America, CEO of AMC Entertainment, Executive Vice President of Starbucks, and held a variety of executive management positions with PepsiCo and Procter & Gamble. At Extended Stay America, Gerry led the implementation of several infrastructure systems, completed the renovation of the company's entire portfolio and initiated a new strategic plan in 2016 which included launching a franchising program, building new company-owned assets, and selling non-core assets. This transformation experience is desperately required at Newell as the Company navigates its own transformation. Gerry has also served on numerous public company boards including Brinker International, CBRE Group, Extended Stay America, and AMC Entertainment.

Bridget Ryan Berman is a seasoned brand and e-commerce executive, an area of mounting importance at Newell. She previously served as CEO of Victoria's Secret Direct, an online and catalogue division of Victoria's Secret, where she oversaw the company's digital properties. Bridget was also the COO of Retail Stores for Apple, and spent twelve years at Polo Ralph Lauren as Group President of Global Retail, where she led the development and execution of retail strategies and operations for North America and Europe, including e-commerce. Bridget has also served on several public company boards, including Tanger Factory Outlet Centers and J. Crew Group.

Robert Steele has extensive consumer executive management experience, having held a variety of executive leadership positions during his 35 years at Procter & Gamble, including Vice Chairman of Global Health and Well-Being – a business segment that accounted for nearly $20 billion in sales and included operations in oral care, feminine care, personal health care, pharmaceutical, pet care and snacks. In addition, Robert has served as a director of numerous consumer companies, including Kellogg Company, Beam Inc., Keurig Green Mountain, and Berry Global Group. Robert's leadership and operating experience, and extensive knowledge of the global consumer goods market would be extremely valuable to Newell.

OUR NOMINEES WILL WORK TIRELESSLY TO HELP ENSURE A BRIGHT FUTURE FOR NEWELL

Thank you for your ownership of Newell and your passion for a better future for Newell. We believe that we have proposed an experienced, independent, and diverse group of individuals with outstanding backgrounds who are deeply committed to contributing to a great Board. These are critical times for Newell and our nominees are prepared to ensure that management is well-advised and held accountable. We, as Newell shareholders, deserve a great Board that is capably representing the best interests of ALL shareholders.

Respectfully,

Jeffrey C. Smith
Managing Member
Starboard Value LP

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Starboard your proxy **FOR** the election of the Nominees and in accordance with Starboard's recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

- SIGNING the enclosed **BLUE** proxy card,

- DATING the enclosed **BLUE** proxy card, and

- MAILING the enclosed **BLUE** proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed **BLUE** voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

*If you have any questions, require assistance in voting your **BLUE** proxy card, or need additional copies of Starboard's proxy materials, please contact Okapi Partners at the phone numbers or email address listed below.*



Okapi Partners LLC
1212 Avenue of the Americas, 24th Floor
New York, New York 10036

+ 1 (212) 297-0720 (Main)
+ 1 (888) 785-6617 (Toll-Free)
Email: newellinfo@okapipartners.com